UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NuPathe Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67059M100

(CUSIP Number)

Richard S. Kollender
2929 Arch Street
Philadelphia, Pennsylvania 19104-2868
(215) 988-6800

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Quaker BioVentures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

4

This Amendment No. 2 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 5, 2012, as amended by Amendment No. 1 on October 25, 2012 (as amended, the “Schedule 13D”) by Quaker BioVentures II, L.P., a Delaware limited partnership (“Quaker Bio II”); Quaker BioVentures Capital II, L.P., a Delaware limited partnership (“Quaker Capital LP”); and Quaker BioVentures Capital II, LLC, a Delaware limited liability company (“Quaker Capital LLC,” and together with Quaker Bio II and Quaker Capital LP, collectively, the “Reporting Persons”), relating to the common stock of the Issuer (the “Common Stock”).

Items 4 and 5 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

The Reporting Persons tendered 5,321,193 shares of Common Stock in response to that certain offer to purchase all outstanding shares of Common Stock at $3.65 per share in cash and up to $3.15 per share in contingent cash consideration payments (the “Tender Offer”) by Train Merger Sub, Inc. (“Merger Sub”), an indirect, wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd. ( “Teva”).  The Tender Offer expired, in accordance with its terms, at midnight on February 20, 2014 and Teva accepted all tendered shares of Common Stock at such time.

On February 21, 2014, and pursuant to that certain Agreement and Plan of Merger, dated as of January 17, 2014, by and among the Issuer, Teva, and Merger Sub, Merger Sub merged with and into Issuer and Issuer became a wholly owned subsidiary of Teva (the “Merger”). In connection with the Merger, the Reporting Persons exchanged warrants to purchase 2,500,000 shares of Common Stock at an exercise price of $2.00 for $4,125,000 in cash (equal to the product of (i) $1.65 (the spread between the $3.65 per share Tender Offer price and the $2.00 exercise price of such warrants) and (ii) 2,500,000). In addition, the Reporting Persons may become eligible to receive up to an additional $3.15 per share underlying such warrants in contingent cash consideration payments if certain milestones are achieved after the closing of the Merger.

The Reporting Persons also own warrants to purchase 37,524 shares of Common Stock at an exercise price of $7.45.  Because the exercise price of these warrants exceeds the sum of the closing per share consideration in the Merger ($3.65) and the contingent per share consideration in the Merger ($3.15), the Reporting Persons will not receive any cash in respect to these warrants in connection with the Merger.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

(a), (b)                    As a result of the consummation of the Tender Offer and the Merger, each of the Reporting Persons may be deemed to beneficially own zero shares of Common Stock.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2014
QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Managing Member

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Managing Member
QUAKER BIOVENTURES CAPITAL II, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Managing Member